PART II

OFFERING MEMORANDUM DATED SEPTEMBER 23, 2022



PVP International, Inc.
1240 Rosecrans Ave., Ste. 120
Manhattan Beach, CA 90266
pvp.com

Up to $1,200,000.81, or 875,913 shares of Class B Common Stock, plus up to 175,183 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $10,000

Minimum Investment: $998.73

*Investors who are eligible for Bonus Shares, receive up to 20% additional shares, making the effective price paid per share equal to approximately $1.14.

PVP International, Inc., a Delaware corporation ("PVP" "the company," "we," or "us"), is offering up to $1,200,000.81 worth of Class B Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by February 28, 2023. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by February 28, 2023, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Each investor must invest a minimum of $998.73. Additionally, DealMaker will receive a 10% commission based on the dollar amount of securities sold in the offering. The total dollar amount of securities sold includes the purchase price of the securities and an administrative fee to process the investment. The Issuer will charge investors an administrative fee of up to 2.5% of their investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $998.73 minimum investment amount per investor. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares.

Potential purchasers of the Securities are referred to herein as "**Investors,**" "**Purchasers**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, DealMaker Securities, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank and Trust (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Once within 48 hours Investors will not be able to cancel for any reason, even if they make a commitment during this period.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions(1)	Net Proceeds
Minimum Individual Purchase Amount	$998.73	$99.873	$898.857
Target Offering Amount	$10,000	$1000.00	$9,000.00
Maximum Offering Amount	$1,200,000.81	$120,000	$1,080,000.81

(1)   Does not include accounting fees, legal expenses, payment processing fees, transfer agent fees, expenses of marketing the offering or escrow agent fees.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including

electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 12.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY. PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH

PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS,

WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) It has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) It has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, annual reports may be found on the Company's website at https:// https://pvp.com/investorrelations.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law. Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://invest.pvp.com.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

PVP International, Inc. is a corporation incorporated on January 8, 2019, under the laws of Delaware.

PvP is a universal gamer social community and platform built for the future of gaming, the creator economy, and authentic social interactions. Our mission is to unite the global gaming community and we are building a gaming ecosystem to resolve the entrenched, siloed, and fragmented gaming experience by bridging creators, gamers, developers, publishers, advertisers and other game-related platforms into a unified, community gaming experience that's built to evolve over time as we advance and improve our technology and product based on feedback from our community. 3.2 billion gamers in the world need to connect with each other to pursue their individual aspirations of playing, streaming, and constantly improving. There is no single place that allows them to do this. PvP connects the world's gamers with each other with a lifetime digital gamer identity and a social community that is the one place where they meet, connect, build, improve, and grow together. We do this through our iOS, Android, Desktop, Web3, and Twitch Extension applications.

Competitors and Industry

Entrenched, larger players (Twitch, Discord) have focused on in-game and streaming tools while we focus on "out-of-game" connections. Other similar social platforms are either not gaming specific (Facebook, Instagram, Twitter) or are early startups themselves (eFuse, Plink). We also own the URL PvP.com, the most recognizable acronym in gaming, which help us remain competitive given this valuable asset.

Current Stage

The technology for our social media community for gamers includes our Squad Finder feature to build, join, and maintain squads with algorithmic matching, a Twitch Extension for streamers, gamer-tailored Profile Pages, a News Feed, Video and Voice Chat, Search & Discover Pages, and in-app messaging. There are over 60+ games currently available on the platform including the world's most popular titles like Fortnite, Apex Legends, Call of Duty, and League of Legends. Our desktop application is being optimized and enabled to support Web3 and blockchain games.

We currently have 137,000 users on the platform across our desktop and mobile beta versions. Mobile includes both iOS and Android applications; desktop includes a desktop MVP version and a Twitch Extension in the Twitch store. Marketing initiatives have been focused on generating organic growth and paid social advertising across various platforms during our beta.

Employees

The company currently has 5 full-time employees and 9 part-time employees.

Regulation

The company, like all internet-based companies, must comply with a variety of state and international laws related to protecting the privacy of its user's online information. These laws include the California Consumer Privacy Act and the General Data Protection Regulation in Europe.

Intellectual Property

The company does not hold any patents or registered trademarks. We have proprietary technology that we have developed but have not, as of yet, registered any copyrights. We also rely on trade secrets related to our knowledge and insights related to our user base.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company's main office address is a shared office space provided by WeWork. We do not have a lease agreement with WeWork and are on a month-to-month arrangement.

Perks

<u>Time-Based Perks</u>

Super Early Bird. Invest within the first two weeks and receive 20% Bonus Shares.

Early Bird. Invest within the first four weeks and receive 15% Bonus Shares.

Early Adopters. Invest within the first six weeks and receive 10% Bonus Shares.

<u>Volume-Based Perks</u>

Tier 1 | $1,500. 5% bonus shares

Tier 2 | $5,000. 10% bonus shares

Tier 3 | $10,000. 15% bonus shares.

Tier 4 | $25,000. 20% bonus shares

*All perks will be delivered after the offering is completed.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company still in its early stages and has limited operating history.
The company was formed as a corporation in 2019. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued and included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Class B Common Stock in the amount of up to $1,200,000.81 in this offering, with a Target Offering Amount of $10,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Competitors may be able to call on more resources than the company.
While the company believes that its social media platform is unique, it is not the only way that gamers can connect with each online, and the company has to compete with a number of other companies, including existing social media platforms and companies in the video game industry. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Expansion of our platform to larger number of users will pose challenges

As the number of gamers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that advantageous to the company.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our social media platform will be able to gain traction in the marketplace. It is possible that our platform will fail to gain market acceptance for any number of reasons. If our platform fails to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The company has not yet been able to monetize the platform
As of the date of this offering, the company has not yet been able to monetize the platform. While the company is optimistic about its ability to monetize the platform, there is uncertainty if any of their planned monetization strategies will work.

The company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors the users of our platform. Further, any significant disruption in service on PvP or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on PvP could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our user's data could impose liability upon the company
If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include increased cybersecurity and other insurance premiums.

Risks Related to the Securities

Control by few shareholders
A substantial majority of the company's outstanding securities and votes carried by them are held by two shareholders and can therefore control the company. There are no guarantees that the position of these shareholders will always coincide with the opinion and interests of the other shareholders of the company.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our potential issuance of bonus shares may result in a discounted offering price being paid by certain investors in this Offering.
Certain investors may be entitled to bonus shares (effectively a discount) in this Offering. These bonus shares may immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus shares.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work. Moreover, as our business model involves in-person events to promote our products, any disruption to such events due to a public health crisis could materially affect our ability to grow our business.

THE OFFERING

Target Investment Amount	$10,000
Name of Securities	Class B Common Stock (non-voting)
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	Up to 5,146,145 shares of Class B Common Stock
Offering Maximum	$1,200,000.81
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	Up to 6,188,481 shares of Class B Common Stock
Price Per Security	$1.37
Minimum Individual Purchase Amount	$998.73
Maximum Individual Purchase Amount*	Unlimited (subject to Regulation CF limits)
Offering Deadline	February 28, 2023
Use of Proceeds	See the section entitled, "Use of Proceeds" on page 18 hereof.
Voting Rights	None. See section entitled "Ownership and Capital Structure," page 17.

*The company reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Phil Stover	CEO	January 1, 2019 – Present	Full-time
Chris Gray	CTO	January 01, 2019 – Present	Full-time
Directors:			
Phil Stover	Director	January 1, 2019 – Present	N/A
Eric Baldev	Director	January 1, 2019 – Present	N/A
Thomas Looby	Director	January 1, 2019 – Present	N/A
Chris Gray	Director	August 1, 2021 – Present	N/A

Phil Stover, CEO/Director

Phil Stover is CEO of PvP.com, the first true gamer social community. In 2016, Phil co-founded venture firm Blue Skies Ventures to help entrepreneurs accelerate, and the firm actively invests in startups today. Phil is an active member of the Los Angeles community, currently supporting Pledge LA, and previously The Action Group Network and young professional's group 310YP as a board member. Prior to his crazy life in startups, his 11-year corporate management career in banking and insurance included oversight of multi-million-dollar sales initiatives and product launches, and $2.3B in P&L responsibilities. He has an undergraduate degree from The Ohio State University and an MBA from the University of Southern California.

Chris Gray, CTO/Director
A proponent of Agile development principles, Chris builds hyper-performing software development teams. Before joining PvP.com in 2018, Chris worked with a diverse range of organizations, from small startups to large public corporations. Drawing on 30 years' experience in the technology industry, Chris now focuses on bringing new products to market through a disciplined and proven build, measure, learn approach. Chris previously worked as an agile coach for Legacy from January 2016 – July 2019, where he helped build technology and manage product teams.

Eric Baldev, Director
Eric is an entrepreneur whose vision has helped to shape the earliest stages of the company. As Chairman, Eric provides strategic guidance, fundraising assistance, and his network of industry contacts. He has managed investment company EB Tech, LLC since 2018.

Thomas Looby, Director
Tom is one of PvP's first investors and shareholders and provides strategic guidance, industry research and trend insights as part of his role on the Board. He has worked as a Sales Manager for American Transport Group, LLC since 2006.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of September 7, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stove and 19% owned by Brian Scott Taylor)	4,325,000 Class A Common Stock	44.36%
EB Tech, LLC (managed and owned 100% by Eric Baldev)	4,417,500 Class A Common Stock	45.31%

The following table describes our capital structure as of August 2022:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*, ^	Available**
Class A Common Stock	9,750,000	9,125,000	0	625,000
Class B Common Stock	7,550,000	5,137,385~	332,812	2,079,803

*The company has allocated 3,250,000 shares of its Class B Common Stock pursuant to its 2019 Stock Incentive Plan. As of August 1, 2022, the company has granted 3,029,167 restricted shares, has 220,883 shares available for grants, and reserved 111,979 shares for the conversion of warrants that have been issued to two strategic partners of the company.

^The company has $1,637,719 in SAFE Agreements. The following table breaks down the discount rates and valuation caps of the SAFE Agreements.

Stated Amount	Discount Rate	Valuation Cap
$390,023	0%	$1,000,000
$243,046	20%	$3,500,000
$923,650	20%	$5,000,000
$81,000	0%	$8,500,000

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering for a $1,200,000 Raise
Payroll and Technology	$5,500	$270,000
Marketing, Media, and Ad Spend	$3,500	$900,000
General & Administrative	$1,000	$30,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

Intermediary Compensation

As compensation for the services provided by, the issuer is required to pay to the Intermediary a cash fee consisting of 10% (ten percent) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by IndigoSpire CPAs & Advisors. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Operating Results

The company generated no revenues for the year ended December 31, 2021 and for the year ended December 31, 2020.

The company's operating expenses consist of marketing and advertising, selling, and general and administrative costs. Operating expenses in 2021 amounted to $516,506, a 20.7% decrease from $651,687 in 2020. The primary reason for the decrease was lower selling, general and administrative expenses, due to some efficiencies gained on technical development and general corporate overhead.

As a result of the foregoing factors, the company's net loss was $516,506 in 2021, a 20.7% decrease from losses of $651,687 in 2020.

Since the end of the period covered by the financial statements, the company has not generated any revenues.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $1,455,779.

The company was initially capitalized by nominal equity investments from its shareholders in the amount of $180. As of December 30, 2021, the company has also issued SAFE agreements with face amounts of $1,637,719 which have various discount rates and valuation caps. The company had cash on hand in the amount of $42,652 as of December 31, 2021. Apart from the indebtedness identified below, the company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company has access to potential debt and lines of credit and it can also access additional equity capital through it's existing shareholder base and network.

The company had approximately $37,499 cash on hand as of September 7, 2022. Currently, we estimate our burn rate (net cash out) to be on average $50,000 per month.

Indebtedness

Since the period covered by these financial statements, the company entered into a promissory note with a principal of $1,233,910, a 3% interest, and a 12-month term. The note was used to assist the company to finance marketing operations.

In September 2021, the company entered into a promissory note with Future VC, LLC, for $137,500. This note is secured by the assets of the company, has a six-month term, and bears interest at an annual rate of 6%. This note was paid off in full in April 2022.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will continue to invest in our product roadmap, customer acquisition, and staffing required to operate the company.
- Assuming we raise up to $2.5 million in this offering, we anticipate hiring additional developers, adding a marketing support role, monetizing the platform, increasing our marketing budget by 200% and growing the user base beyond one million users.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

The company has entered into SAFE agreements with Blue Skies Unlimited, LLC and EB Tech, LLC, founders of the company, in an aggregate amount of $580,187.

The company also purchased a key domain name from Blue Skies Unlimited, LLC for $46,668 in January 2021.

The company also has a line of credit with Blue Skies Unlimited, LLC for up to $300,000 with a variable interest rate beginning at 0% that passes through financing expenses at cost. The line of credit was opened on December 1, 2021. As of September 13, 2022, this line of credit has an outstanding amount of $9,240.

Compensation of related parties is as follows:

Name	Salary
Phil Stover	$90,000.00
Chris Gray	$120,000.00

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- On January 8, 2019, we granted 5,650,000 Class A Common Shares to Blue Skies Unlimited, LLC, EB Tech LLC, and Thomas Looby, related parties of the company, and others in reliance on Section 4(a)(2) of the Securities Act, for consideration of $57. The proceeds of this offering were used for general business purposes.

- On February 20, 2020, we granted 3,475,000 Class A Common Shares to Blue Skies Unlimited, LLC in reliance on Section 4(a)(2) of the Securities Act, for consideration of $35. The proceeds of this offering were used for general business purposes.

- The company has granted an aggregate of 2,175,000 stock options under its 2019 Stock Incentive Plan, including 675,000 shares held by Blue Skies Unlimited, LLC, 427,500 shares held by EB Tech, LLC, and 258,333 shares held by Chris Gray, related parties of the company.

- On June 6, 2019, the company raised $390,023 in SAFE agreements from EB Tech, LLC, Blue Skies Unlimited, LLC and Thomas Looby, related parties of the company. These SAFE agreements have no stated discount and a valuation cap of $1,000,000.

- On December 15, 2019, the company raised $243,046 in SAFE agreements from various parties, including EB Tech, LLC, Blue Skies Unlimited, LLC, Thomas Looby and Chris Gray, related parties of the company. These SAFE agreements have a 20% discount rate and a valuation cap of $3,500,000.

- In 2020, the company raised $795,150 in SAFE agreements from various parties, including Blue Skies Unlimited, LLC, and Chris Gray, related parties of the company. These SAFE agreements have a 20% discount rate and a valuation cap of $5,000,000.

- In 2021, the company raised $209,500 in SAFE agreements from various parties, including Chris Gray, an officer of the company. These SAFE agreements have a 20% discount rate and a valuation cap of either $5,000,000 or $8,500,000.

- In 2021, the company raised $327,427 in exchange for 366,242 Class B Common Shares in reliance on Regulation Crowdfunding.

- In 2021 and 2022, the company raised $1,587,703 and issued an additional 1,742,297 shares of Class B common stock in a second offering conducted pursuant to Regulation Crowdfunding.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 17,300,000 shares of common stock, of which 9,750,000 are Class A Common Stock and 7,550,000 are Class B Common Stock. As of August 1, 2022, there were 9,125,000 shares of Class A Common Stock outstanding and 5,137,385 shares of Class B Common Stock outstanding. For this offering, the company is offering up to 875,913 shares of Class B Common Stock at $1.37 per share, plus up to 175,183 "Bonus Shares" available to early investors for no additional consideration. Investors who are eligible for Bonus Shares, receive up to 20% additional shares, making the effective price paid per share equal to approximately $1.14.

Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

> ***Common Stock***

> *Dividend Rights*

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

> *Voting Rights*

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors.

> *Right to Receive Liquidation Distributions*

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

> *Rights and Preferences*

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected StartEngine Secure, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash

value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The company determined its valuation based on an internal analysis of multiple factors including its prior funding, technology growth, partnerships, development and team. First, the valuation of the Company's previous funding round was $12,000,000 raised through consecutive Regulation CF offerings. Since the opening of that round, the Company has optimized fits technology inside of two mobile apps (Android and iOS), optimized it's desktop app with web3 enablement and security features, , and aligned strategic investment commitments to enable expansion of the company's technology into web3 and blockchain.

Second, our team includes experienced startup founders. Phil Stover previously founded venture firm Blue Skies Ventures that actively invests today. Blue Skies Ventures portfolio companies are leveraged to help drive PvP wherever possible, along with Phil's startup experience. Chris Gray and Stephanie Nijssen each have substantial experience working for startups during their careers. The company's advisory team has been expanded with 5 additional strategic advisors with unique access and experience in the gaming industry.

Third, the value of the pvp.com URL is projected to reach 7 figures in value in coming years on its own. This estimate of the value of the domain is an internal projection based on our evaluation of other similar three-letter URL's and their appreciation over time.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has filed its 2021 Form C-AR report with the SEC. This annual report along with future reports are posted on the company's page: https://www.pvp.com/p/investor-relations.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering

deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, invest.pvp.com.

PVP INTERNATIONAL, INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

July 22, 20222

To: Board of Directors, PVP INTERNATIONAL, INC.

Re: 2021 and 2020 Financial Statement Audit

We have audited the accompanying financial statements of PVP INTERNATIONAL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 22, 2022

PVP INTERNATIONAL, INC.
BALANCE SHEET
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2021**	**2020**
Current Assets		
Cash and cash equivalents	$ 42,652	$ 84,241
Total current assets	42,652	84,241
Intangible assets	853,474	656,199
Total Assets	$ 896,127	$ 740,440
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 103,980	$ 251,395
Total Current Liabilities	103,980	251,395
Other notes payable	341,840	0
Total Liabilities	445,820	251,395
SHAREHOLDERS' EQUITY		
Class A Common Stock (9,750,000 shares of $0.00001 authorized, 9,125,000 and 9,125,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	91	91
Class B Common Stock (7,550,000 shares of $0.00001 authorized, 2,616,196 and 2,025,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	26	20
Additional paid-in capital	268,250	0
SAFE instruments	1,637,719	1,428,207
Retained deficit	(1,455,779)	(939,273)
Total Shareholders' Equity	450,307	489,045
Total Liabilities and Shareholders' Equity	$ 896,127	$ 740,440

PVP INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues, net	$ 0	$ 0
Operating expenses		
Marketing and advertising	91,161	87,497
Selling, general and administrative	425,345	564,190
Total operating expenses	516,506	651,687
Net Operating Income (Loss)	(516,506)	(651,687)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (516,506)	$ (651,687)

PVP INTERNATIONAL, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Class A Common Stock	Class B Common Stock	Additional paid-in capital	SAFE Instruments	Retained Deficit	Total Shareholders' Equity
Balance as of January 1, 2020	$ 57	$ 12	$ 0	$ 633,069	$ (287,585)	$ 345,552
Share issuances	34	8				42
SAFE issuances				795,138		795,138
Net loss					(651,687)	(651,687)
Balance as of December 31, 2020	$ 91	$ 20	$ 0	$ 1,428,207	$ (939,273)	$ 489,045
Share issuances		6	556,234			556,240
Offering costs of securities issuance			(287,984)			(287,984)
SAFE issuances				209,512		209,512
Net loss					(516,506)	(516,506)
Balance as of December 31, 2021	$ 91	$ 26	$ 268,250	$ 1,637,719	$ (1,455,779)	$ 450,307

PVP INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
For calendar year ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Operating Activities		
Net Income (Loss)	$ (516,506)	$ (651,687)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (decrease) in accounts payable	(147,415)	195,444
Net cash used in operating activities	(663,921)	(456,243)
Investing Activities		
Investment of intangible assets	(64,264)	(255,511)
Net cash used in investing activities	(64,264)	(255,511)
Financing Activities		
Proceeds from share issuances, net of offering costs	268,256	30
Proceeds from other notes payable	341,840	0
Proceeds SAFE instruments	76,500	795,150
Net change in cash from financing activities	686,596	795,180
Net change in cash and cash equivalents	(41,589)	83,425
Cash and cash equivalents at beginning of period	84,241	816
Cash and cash equivalents at end of period	$ 42,652	$ 84,241
Supplemental Information		
SAFEs issued for services capitalized to intangible assets	$ 133,012	$ 0

PVP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For calendar year ended December 31, 2020
and the inception period of January 8, 2019 through December 31, 2019

NOTE 1 – NATURE OF OPERATIONS

PVP INTERNATIONAL, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on January 8, 2019. The Company develops and maintains a community of video game players.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2021, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 8) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $42,652 and $84,241 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2021 and 2020 the Company had net no fixed assets and intangible assets of $720,474 and $656,199, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax

items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the monetization of their platform and community.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY AND SAFE NOTES

The Company has authorized 9,750,000 shares of common stock, of which 9,125,000 shares have been issued. The Company has also authorized 7,550,000 shares of Class B common stock. Of the Class B common shares, 2,037,500 have been issued to employees, advisors and others as part of a stock incentive plan ("SIP"). There are an additional 712,500 shares of Class B common stock in the SIP that have not yet been allocated.

In the Regulation CF securities offering conducted in 2021, the Company issued 578,696 shares of Class B Common stock with an additional 111,979 shares reserved for warrants that have been issued to two strategic partners of the Company.

As of December 31, 2021, the Company has issued $1,637,719 of simple agreements for future equity ("SAFEs"). The SAFEs have various discount rates and valuation caps. The following table represents the principal amounts, discount rates and valuation caps of the SAFEs.

Stated Amount	Discount Rate	Valuation Cap
$ 390,023	0%	$1,000,000
$ 243,046	20%	$3,500,000
$ 923,650	20%	$5,000,000
$ 81,000	0%	$8,500,000

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the periods ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from its inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies. The Company purchased a key domain name from a related party at a mutually agreed upon market rate. The Company has access to a line of credit with a related party. The founders are among the investors who hold SAFE instruments.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company is continuing to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through Dalmore Group a registered broker-dealer. The Dalmore Group is being compensated under customary terms for facilitating the Crowdfunded Offering. As of July 22, 2022, the Company had raised an additional $1.34 million and issued an additional 1,529,522 million shares of Class B common stock in the Crowdfunded Offering.

Additional Financing
The Company entered into a promissory note for $1.23 million to finance marketing operations with a twelve-month term and a 3 percent interest rate.

Management's Evaluation
Management has evaluated subsequent events through July 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.